Immuron Limited

Level 3, 62 Lygon Street

Carlton South

Victoria 3053

Australia 3053

April 8, 2019

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Immuron Limited
Request to Withdraw Registration Statement on Form F-3
File No. 333-230649

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Immuron Limited, a Australia corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-230649) filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2019, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement at the request of Marcum LLP, the Company’s former auditors. The Company has received correspondence from Marcum stating that Marcum did not provide its manually-signed consent and authorization to file the Company’s Form F-3.  The Company will be filing a new shelf registration statement shortly after the submission of this request. The Company confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Gary S. Jacob
Gary S. Jacob, Ph.D.
Chief Executive Officer